Ex. 99.28.l

SUBSCRIPTION AGREEMENT BETWEEN STATE TRUST (THE “TRUST”), ON BEHALF OF 1-3 MONTH ENHANCED SHORT DURATION MUTUAL FUND (THE “FUND”), AND THE PURCHASER

LETTER OF INVESTMENT INTENT

To the Board of Trustees of the Trust:

The undersigned (the “Purchaser”) hereby subscribes to purchase a beneficial interest (“Interest”) in the Fund, in the amount of $100,000.00 for 10,000 shares at net asset value of $10.00 per share, in consideration for which the Purchaser agrees to transfer to you upon demand cash in the amount of $100,000.00.

The Purchaser agrees that the Interest is being purchased for investment purposes only and with no present intention of reselling or redeeming said Interest.

Effective: December 6, 2016 Ofer Abarbanel

By: _/s/ Ofer Abarbanel

Name:

New York Alaska ETF Management LLC, att: Ofer Abarbanel

Title:

RIA of State Trust

828719.1